UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 29, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

September 29, 2020

To whom it may concern:

Mizuho Financial Group, Inc.

Amendment Report for Extraordinary Report

1. Reason for filing Amendment Report for Extraordinary Report

On June 30, 2020, Mizuho Financial Group filed an extraordinary report concerning the results of the exercise of voting rights at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs of Japan. However, in order to make partial amendments, this amendment report for such extraordinary report is filed pursuant to the provisions of Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act of Japan.

2. Amended matters

2. Description of report

(3)	Number of voting rights for approval, disapproval and abstentions in the matters to be resolved, and the approval requirements and voting results thereof

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3. Amendments

Amendments have been underlined.

Before amendment

(3)	Number of voting rights for approval, disapproval and abstentions in the matters to be resolved, and the approval requirements and voting results thereof

Matters to be resolved	Number of approvals (units)	Number of disapprovals (units)	Number of abstentions (units)	Approval rate (%)	Voting result
Proposal 1
Tatsufumi Sakai	169,844,360	2,458,752	292,895	98	Adopted
Satoshi Ishii	169,217,905	2,905,989	472,112	97	Adopted
Motonori Wakabayashi	169,333,648	2,790,246	472,112	97	Adopted
Makoto Umemiya	169,252,872	2,871,021	472,112	97	Adopted
Hiroaki Ehara	169,331,661	2,792,178	472,166	97	Adopted
Yasuhiro Sato	168,271,223	4,031,887	292,895	97	Adopted
Hisaaki Hirama	162,862,435	9,261,404	472,152	94	Adopted
Tetsuo Seki	149,347,355	23,025,441	223,195	86	Adopted
Tatsuo Kainaka	167,482,522	5,069,505	43,972	96	Adopted
Yoshimitsu Kobayashi	171,153,790	1,398,236	43,984	98	Adopted
Ryoji Sato	171,389,368	1,162,669	43,972	98	Adopted
Masami Yamamoto	151,742,805	20,629,994	223,191	87	Adopted
Izumi Kobayashi	171,099,894	1,452,134	43,979	98	Adopted
Proposal 2	171,320,835	1,250,083	44,079	98	Adopted
Proposal 3	171,484,437	1,092,436	44,091	99	Adopted
Proposal 4	170,858,704	1,690,684	44,103	98	Adopted
Proposal 5	59,570,093	112,965,215	88,251	34	Rejected
Proposal 6	54,535,648	118,044,663	44,543	31	Rejected
Proposal 7	10,383,266	161,976,099	263,894	5	Rejected
Proposal 8	10,283,123	162,077,110	263,919	5	Rejected
Proposal 9	10,034,416	162,453,027	135,004	5	Rejected

Note:	Approval requirements for the adoption of each proposal are as follows:

•  Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 1.

•  ·Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 2 through 9.

2

After amendment

(3)	Number of voting rights for approval, disapproval and abstentions in the matters to be resolved, and the approval requirements and voting results thereof

Matters to be resolved	Number of approvals (units)	Number of disapprovals (units)	Number of abstentions (units)	Approval rate (%)	Voting result
Proposal 1
Tatsufumi Sakai	170,126,441	2,462,040	292,895	98	Adopted
Satoshi Ishii	169,500,008	2,909,255	472,112	97	Adopted
Motonori Wakabayashi	169,615,781	2,793,482	472,112	97	Adopted
Makoto Umemiya	169,534,993	2,874,269	472,112	97	Adopted
Hiroaki Ehara	169,613,764	2,795,444	472,166	97	Adopted
Yasuhiro Sato	168,552,775	4,035,704	292,895	97	Adopted
Hisaaki Hirama	163,144,556	9,264,652	472,152	94	Adopted
Tetsuo Seki	149,627,118	23,031,047	223,195	86	Adopted
Tatsuo Kainaka	167,762,111	5,075,285	43,972	96	Adopted
Yoshimitsu Kobayashi	171,435,627	1,401,768	43,984	98	Adopted
Ryoji Sato	171,671,228	1,166,178	43,972	98	Adopted
Masami Yamamoto	152,024,811	20,633,357	223,191	87	Adopted
Izumi Kobayashi	171,381,782	1,455,615	43,979	98	Adopted
Proposal 2	171,597,620	1,258,636	44,079	98	Adopted
Proposal 3	171,764,114	1,098,128	44,091	98	Adopted
Proposal 4	171,137,205	1,697,492	44,103	98	Adopted
Proposal 5	59,613,362	113,207,358	88,251	34	Rejected
Proposal 6	54,578,286	118,287,457	44,543	31	Rejected
Proposal 7	10,430,464	162,214,364	263,894	6	Rejected
Proposal 8	10,330,079	162,315,617	263,919	5	Rejected
Proposal 9	10,077,909	162,694,955	135,004	5	Rejected

Note:	Approval requirements for the adoption of each proposal are as follows:

•  Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposal 1.

•  Approval of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of proposals 2 through 9.

-End-

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